Exhibit 99.4

                                                                         TSX-V: AVU

                                                                                                          FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7                         T: (604) 687-3520                 F: (604) 688-3392

March 5, 2013                                                                                                                    NR 03 - 2013

Avrupa commences Phase 3 drilling on Alvalade Project, southern Portugal

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce the start-up of the third phase of drilling at the Alvalade JV exploration project in southern Portugal.  The project is operated by Avrupa Minerals and fully funded by Antofagasta Minerals, SA.

The joint venture anticipates drilling up to ten drill holes and approximately 4,500 to 5,000 meters in this phase of the project.  The first part of the new program will target the Monte da Bela Vista area, where previous drilling by the joint venture intersected copper- and gold-bearing vein mineralization, and around the formerly-producing mines at Canal Caveira and Lousal.  Further drilling is also planned for several other areas along the Neves Corvo and Aljustrel target trends.

Interpretive Geologic Map of the Alvalade JV, Portugal

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4220000
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Legend
Phase 2 Collar
Phase 1 Collar
Concession
Contact
Structure
Type
normal
oblique
thrust
transform
Tertiary
Unit
Flysch Group
Volcano-Sedimenatary Complex
Phyllite Quartzite Group
CAVEIRA
MONTE DA BELA VISTA
LOUSAL
Northern
Belt
Aljustrel
Trend
Neves Trend
Kilometers
10 5 0 10
N
ANTOFAGASTA
MINERALS
AVRUPA
MINERALS

Paul Kuhn, President and CEO of Avrupa Minerals, said, “We are excited about the start-up of the new phase of drilling at Alvalade.  Along with high expectations for the follow-up holes at Monte da Bela Vista, Canal Caveira, and Lousal, we also have a long list of new, high-quality targets.  The Alvalade team has developed a total of 23 targets that deserve drill-testing in this phase, though only eight or nine are planned for the coming program.  We continue to test areas with exposed target rocks, as well as areas where the targets have been developed under the extensive, property-wide sand, gravel, and structural cover.”

Antofagasta Minerals SA (“AMSA”) is the mining division of Antofagasta plc.  Antofagasta plc is listed on the London Stock Exchange and is a constituent of the FTSE-100 Index, with interests also in transport and water distribution.  Currently, AMSA activities are primarily concentrated in Chile where it owns and operates four copper mines: Los Pelambres, Esperanza, El Tesoro, and Michilla.  Total production in 2012 was 709,600 tonnes of copper, 12,200 tonnes of molybdenum and 299,900 ounces of gold.  AMSA also has exploration, evaluation and/or feasibility programs in North America, Latin America, Europe, Asia, Australia, and Africa.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 16 exploration licenses in three European countries, including 10 in Portugal covering 2,276 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits; and

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related Au-W deposits

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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